[BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC LETTERHEAD]
COMMERCE CENTER SUITE 1000 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 WWW.BAKERDONELSON.COM

Gary M. Brown
Direct Dial: (615) 726-5763
Direct Fax: (615) 744-5763
E-Mail Address: gbrown@bakerdonelson.com

April 19, 2006

Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street NE
Washington, DC 20549-3628

VIA EDGAR

Re:	CBRL Group, Inc. Schedule TO-I Filed on March 31, 2006
SEC File No. 005-60679

Dear Ms. Murphy:

As counsel for CBRL Group, Inc. (the “Company”) I acknowledge receipt of the letter dated April 14, 2006 (the “Comment Letter”). The responses of the Company to the comments are keyed to the numbering in the Comment Letter.

Return of Unpurchased Shares, page 27.

1. COMMENT: Please amend your disclosure to state that you will return unpurchased shares promptly, as opposed to reasonably promptly. See Rule 13e-4(f)(5) and Rule 14e-1(c). Please make corresponding changes throughout your document, including, but not limited to page 30. We note that you will pay for shares within 5 days after the expiration date and your acknowledgement on page 53 that the Exchange Act requires the Company to pay consideration offered or return the shares tendered promptly after the termination or withdrawal of the offer. Further, on page 30, you should make the appropriate statement that shares not purchased will be returned promptly, not as promptly as practicable.

RESPONSE: The Company is amending and refiling herewith its Schedule TO to amend Item 4(a) as follows:

•	The word “reasonably” is deleted from the first sentence following the sub-heading Return of Unpurchased Shares on page 27 of the Offer to Purchase.

•	The first sentence of the fourth, full paragraph on page 30 of the Offer to Purchase is hereby amended and restated to read as follows:

“In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date.”

Conditions of the Offer, page 32.

2. COMMENT: In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the first and last paragraphs in this section, the phrase “regardless of the circumstances giving rise to the event or events” (on page 32) and “regardless of circumstances” (on page 34) respectively, is not consistent with our position because it purports to allow you to assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise in accordance with our position.

RESPONSE: The Company shall add the following parenthetical to the above referenced language: “(except to the extent that such circumstances arise out of our action or omission).”

Accordingly, the Company is amending and refiling herewith its Schedule TO to amend Item 4(a) as follows:

•	The first paragraph of Section 7 (“Conditions of the Tender Offer”) on page 32 of the Offer to Purchase is hereby amended and restated to read as follows:

“Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shared tendered, subject to the rules under the Exchange Act, if, at any time on or after March 31, 2006 and before the expiration of the tender offer, any of the following events shall have occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (except to the extent that such circumstances arise out of our action or omission), make it inadvisable to proceed with the tender offer or with acceptance for payment:…”

•	The first sentence of the last paragraph on page 34 of the Offer to Purchase is hereby amended and restated to read as follows:

“The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (except to the extent that such circumstances arise out of our action or omission), and may be waived by us, in whole or in part, at any time and from time to time, before the expiration of the tender offer, in our sole discretion.”

3. COMMENT: In the first paragraph on page 32, you state that you may decide to terminate the exchange offer if one of the listed offer conditions occurs and you make the secondary determination that it is “inadvisable to proceed with the offer.”  However, if a listed offer condition is implicated by events that occur during the exchange offer, in order to continue the offer, you must waive that condition. As you are aware, waiver of an offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.

RESPONSE: The Company confirms its understanding that the waiver of an offer condition may require an extension of the offer and/or dissemination of additional offering material to security holders.

4. COMMENT: The offer condition in the last sub-bullet of the third bullet point, regarding any change or changes . . . in the business. . .. or prospects of the company. . .  is vague. Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by a material adverse significance in your prospects, so that security holders will have the ability to objectively determine whether the condition has been triggered. Please make the corresponding change to the same condition regarding the company’s subsidiaries on page 34, at the sixth bullet point.

RESPONSE: The Company is amending and refiling herewith its Schedule TO to amend Item 4(a) as follows:

•	The phrase “, operations or prospects” is deleted from the first sub-bullet point on page 33 of the Offer to Purchase and replace with “or operations.”

•	The word “prospects” is deleted from the second bullet point on page 34 of the Offer to Purchase.

On behalf of the Company, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with respect to this response to the Comment Letter and the Schedule TO-I/A being filed herewith.

Very truly yours,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, P.C.

/s/ Gary M. Brown
Gary M. Brown

cc: N.B. Forrest Shoaf, Esq.